Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com

Paul Davis Fancher

paul.fancher@troutman.com

August 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura McKenzie

Re:	Regional Health Properties, Inc. Schedule 14D-9 filed August 1, 2025 File No. 005-83967

Dear Ms. McKenzie:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated August 5, 2025 (the “Comment Letter”) to Brent Morrison, Chief Executive Officer and President of Regional Health Properties, Inc. (the “Company”), with respect to the Schedule 14D-9 filed on August 1, 2025 (the “14D-9”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Schedule 14D-9 filed August 1, 2025

Item 4. The Solicitation or Recommendation

1.	We note your disclosure that the Regional Board “did not take a position” with respect to the Offer but also effectively rejected the Offer. Please clarify whether the Regional Board recommends against the Offer or makes no recommendation with respect to the Offer. Refer to Item 1012(a) of Regulation M-A.

Company Response:

The Company has filed an amendment to the 14D-9 to clarify that the Company Board has determined to recommend that the Company’s shareholders REJECT the Offer. See Item 4 of Amendment No. 1 to the 14D-9.

United States Securities and Exchange Commission August 18, 2025 Page 2

2.	Please revise your disclosure to describe the reasons for the Regional Board’s recommendation, or lack thereof, with respect to the Offer, not whether the Offer constitutes a Superior Regional Proposal. Refer to Item 1012(b) of Regulation M-A. While the pending merger may inform the Regional Board’s position, the reasons section should speak directly to why the Regional Board determined its recommendation as to whether shareholders should tender into the Offer.

Company Response:

The Company has filed an amendment to the 14D-9 to describe the reasons for the Company Board’s recommendation with respect to the Offer. See Item 4 of Amendment No. 1 to the 14D-9.

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	Brent Morrison (Regional Health Properties, Inc.)